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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                          SIGNAL APPAREL COMPANY, INC.
       -------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    826619108
                  ---------------------------------------------
                                 (CUSIP Number)


                                  Kurt L. Kamm
                         Kidd Kamm Equity Partners, L.P.
                             9454 Wilshire Boulevard
                         Beverly Hills, California 90212
                                  (310)274-6011
       -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 6, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D


-------------------                                            -----------------
CUSIP No. 826619108                                            Page 2 of 5 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
        1       NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Kidd Kamm Equity Partners, L.P.
                51-0338070
--------------------------------------------------------------------------------
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                           [_]

--------------------------------------------------------------------------------
        3       SEC USE ONLY



--------------------------------------------------------------------------------
        4       SOURCE OF FUNDS*

                00

--------------------------------------------------------------------------------
        5       CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                             [_]


--------------------------------------------------------------------------------
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,046,300

      NUMBER OF               --------------------------------------------------
        SHARES                  8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                         0
         EACH
      REPORTING               --------------------------------------------------
        PERSON                  9       SOLE DISPOSITIVE POWER
         WITH
                                        1,046,300

                              --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0

--------------------------------------------------------------------------------
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,046,300

--------------------------------------------------------------------------------
        12      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN
                SHARES*                                                    [_]


--------------------------------------------------------------------------------
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.0%

--------------------------------------------------------------------------------
        14      TYPE OF REPORTING PERSON*

                PN

--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 826619108                                            Page 3 of 5 Pages
-------------------                                            -----------------


            This statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, with respect to securities beneficially owned by the reporting persons specified herein as of November 6, 1997 and amends the Schedule 13D dated November 22, 1994 (the "Schedule 13D"). Except as set forth herein, the information previously set forth in the Schedule 13D remains unchanged.

ITEM 1.     SECURITY AND ISSUER.

            The class of equity securities to which this statement relates consists of the common stock (the "Common Stock"), par value $.01 per share (the "Common Shares"), of Signal Apparel Company, Inc., an Indiana corporation (the "Company"). The address of the Company's principal executive offices is P.O. Box 4296, 537 Market St. Suite 403, Chattanooga, TN 37405.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The number of Common Shares beneficially owned by KKEP is 1,046,300 (after giving effect to the sale of 353,700 Common Shares sold by KKEP, as described in Item 5 (c)), comprising 9.0% of the outstanding Common Shares.

            (b) The number of Common Shares as to which KKEP has sole voting power is 1,046,300, as to all of which KKEP has sole dispositive power.

            (c) Since KKEP's last filing on Form 13D, KKEP has effected the following transactions:

                              (1) On December 10, 1996, KKEP sold 200 shares of Common Stock in private sales, at a price of $3.375 per share.

                              (2) On December 30, 1996, KKEP sold 400 shares of Common Stock in private sales, at a price of $3.25 per share.

                              (3) On January 2, 1997, KKEP sold 4,300 shares of Common Stock in private sales, at a price of $3.00 per share.

                              (4) On January 10, 1997, KKEP sold 29,584 shares of Common Stock in private sales, at a price of $2.875 per share.

                              (5) On January 16, 1997, KKEP sold 100 shares of Common Stock in private sales, at a price of $2.875 per share.

                              (6) On January 21, 1997, KKEP sold 1,200 shares of Common Stock in private sales, at a price of $2.625 per share.

                              (7) On January 23, 1997, KKEP sold 79,996 shares of Common Stock in private sales, at a price of $2.50 per share.

-------------------                                            -----------------
CUSIP No. 826619108                                            Page 4 of 5 Pages
-------------------                                            -----------------

                              (8) On August 5, 1997, KKEP sold 5,820 shares of Common Stock in private sales, at a price of $1.00 per share.

                              (9) On August 7, 1997, KKEP sold 2,400 shares of Common Stock in private sales, at a price of $1.00 per share.

                              (10) On September 5, 1997, KKEP sold 2,500 shares of Common Stock in private sales, at a price of $1.00 per share.

                              (11) On September 29, 1997, KKEP sold 123,000 shares of Common Stock in private sales, at a price of $1.75 per share.

                              (12) On September 30, 1997, KKEP sold 3,300 shares of Common Stock in private sales, at a price of $1.75 per share.

                              (13) On October 6, 1997, KKEP sold 2,800 shares of Common Stock in private sales, at a price of $1.75 per share.

                              (14) On October 10, 1997, KKEP sold 3,100 shares of Common Stock in private sales, at a price of $1.75 per share.

                              (15) On October 13, 1997, KKEP sold 9,800 shares of Common Stock in private sales, at a price of $1.75 per share.

                              (16) On October 14, 1997, KKEP sold 200 shares of Common Stock in private sales, at a price of $1.75 per share.

                              (17) On October 15, 1997, KKEP sold 10,000 shares of Common Stock in private sales, at a price of $1.75 per share.

                              (18) On October 16, 1997, KKEP sold 300 shares of Common Stock in private sales, at a price of $1.75 per share.

                              (19) On October 21, 1997, KKEP sold 5,000 shares of Common Stock in private sales, at a price of $1.75 per share.

                              (20) On October 23, 1997, KKEP sold 11,100 shares of Common Stock in private sales, at a price of $1.75 per share.

                              (21) On October 24, 1997, KKEP sold 9,900 shares of Common Stock in private sales, at a price of $1.875 per share.

                              (22) On October 27, 1997, KKEP sold 2,000 shares of Common Stock in private sales, at a price of $1.9375 per share.

-------------------                                            -----------------
CUSIP No. 826619108                                            Page 5 of 5 Pages
-------------------                                            -----------------

                              (23) On October 29, 1997, KKEP sold 9,100 shares of Common Stock in private sales, at a price of $2.00 per share.

                              (24) On October 30, 1997, KKEP sold 8,100 shares of Common Stock in private sales, at a price of $2.375 per share.

                              (25) On October 31, 1997, KKEP sold 21,800 shares of Common Stock in private sales, at a price of $2.9266 per share.

                              (26) On November 6, 1997, KKEP sold 7,700 shares of Common Stock in private sales, at a price of $3.6932 per share.

            After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 1997

                                        KIDD KAMM EQUITY PARTNERS, L.P.


                                        By: KIDD KAMM INVESTMENTS, L.P.,
                                                 general partner
                                        By: KIDD KAMM INVESTMENTS, INC.,
                                                 general partner


                                        By:      /s/ Kurt L. Kamm
                                           ------------------------------
                                               Name: Kurt L. Kamm
                                               Title: President